[redacted]

CM

08033156

OCC Mail Processing Section
NOV 28 2008
Washington, DC
105

SECU... SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-24323

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2007 (MM/DD/YY) AND ENDING 9/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FCC INVESTMENTS, INC. #10373

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2829 Westown Parkway - Suite 100
(No. and Street)

West Des Moines, (City) Iowa (State) 50266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David A. Bolte, President 515-223-3797
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

2500 Ruan Center, 666 Grand Ave (Address) Des Moines, (City) IA (State) 50309 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David A. Bolte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FCC INVESTMENTS, INC., as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MINDI J SLAYBAUGH
Notarial Seal - IOWA
Commission No. 743198
My Commission Expires 10/03/09

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Financial Statements and Schedules

September 30, 2008 and 2007

(With Independent Auditors' Report Thereon)

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report

The Board of Directors
FCC Investments, Inc.:

We have audited the accompanying statements of financial condition of FCC Investments, Inc. (the Company) (a wholly owned subsidiary of FCStone Group, Inc.) as of September 30, 2008 and 2007, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FCC Investments, Inc. as of September 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 through 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Kansas City, Missouri
November 26, 2008

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statements of Financial Condition

September 30, 2008 and 2007

Assets		**2008**	**2007**
Cash	$	204,173	121,921
United States Treasury bills, held to maturity		473,785	472,831
Service fees receivable – Federated Securities Corp.		17,977	11,160
Investment in common stock		3,300	3,300
Prepaid expenses		1,000	1,000
	$	700,235	610,212
Liabilities and Stockholder's Equity			
Liabilities:			
Accounts payable – due to the Parent (note 3)	$	61,957	56,567
Accrued expenses		11,000	13,150
Total liabilities		72,957	69,717
Stockholder's equity (note 4):			
Common stock of $1 par value. Authorized 5,000 shares; issued 1,000 shares in 2008 and 2007		1,000	1,000
Additional paid-in capital		226,147	226,147
Retained earnings		400,131	313,348
Total stockholder's equity		627,278	540,495
	$	700,235	610,212

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statements of Operations

Years ended September 30, 2008 and 2007

		2008	2007
Revenues:			
Service fees – Federated Securities Corp.	$	170,689	112,285
Interest income		10,643	18,317
Other income		—	35,000
Total revenues		181,332	165,602
Expenses:			
Professional fees		28,864	14,706
Regulatory fees and expenses		3,405	4,820
Overhead charge – FCStone Group, Inc. (note 3)		4,200	4,200
Miscellaneous		323	342
Total expenses		36,792	24,068
Income before income tax expense		144,540	141,534
Income tax expense (note 2)		57,757	52,368
Net income	$	86,783	89,166

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statements of Changes in Stockholder's Equity

Years ended September 30, 2008 and 2007

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance at September 30, 2006	$	1,000	226,147	224,182	451,329
Net income		—	—	89,166	89,166
Balance at September 30, 2007		1,000	226,147	313,348	540,495
Net income		—	—	86,783	86,783
Balance at September 30, 2008	$	1,000	226,147	400,131	627,278

See accompanying notes to financial statements.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Statements of Cash Flows

Years ended September 30, 2008 and 2007

		2008	2007
Cash flows from operating activities:			
Net income	$	86,783	89,166
Increase in service fees receivable – Federated Securities Corp.		(6,817)	(1,995)
Increase in accounts payable – FCStone Group, Inc.		5,390	20,911
Decrease in prepaid expenses		—	191
(Decrease) increase in accrued expenses		(2,150)	950
Net cash provided by operating activities		83,206	109,223
Cash flows from investing activities:			
Proceeds from maturity of United States Treasury bills		1,889,357	1,481,683
Purchase of United States Treasury bills		(1,890,311)	(1,582,061)
Net cash used in investing activities		(954)	(100,378)
Net increase in cash		82,252	8,845
Cash at beginning of year		121,921	113,076
Cash at end of year	$	204,173	121,921
Supplemental disclosure of cash flows information:			
Cash paid to Parent during the year for:			
Income taxes	$	52,367	31,456

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) General

FCC Investments, Inc. (the Company) is wholly owned by FCStone Group, Inc. (the Parent) and is registered as a securities broker/dealer in securities under the Securities Exchange Act of 1934.

The Company's primary operations consist of investing in short-term securities; in accordance with the terms of a dealer agreement with Federated Securities Corporation (Federated), Pittsburgh, Pennsylvania, selling shares in the Federated Money Market Instruments Trust (the Trust), a no-load, open-end money market fund. The Company also enters into agreements with customers of FCStone, LLC, an affiliate (FCStone) authorizing the Company to automatically invest any excess margin funds held by FCStone in the customers' commodity accounts in shares of the Trust, and to redeem such shares as necessary to cover any margin calls in customer commodity accounts. Accordingly, the Company is dependent on the ongoing financial and operating support of the Parent and FCStone in conducting its business.

(b) United States Treasury Bills, Held to Maturity

The Company has the positive intent and ability to hold its investment in United States Treasury bills until maturity. These investments are zero coupon securities with a maturity of less than 90 days at purchase. Accordingly, they are reported at amortized cost, which approximates fair value due to their short-term nature. Securities transactions are recorded on a trade date, as if they had settled. Premium or discount on the purchase of Treasury securities is accreted to income on a straight-line basis, which approximates the scientific method. Interest is recorded as earned.

(c) Revenue

The Company receives service fees from Federated based upon the balance of the fund, which are accrued on a monthly basis as earned. No charges are made to participating customers.

During the year ended September 30, 2007, the Company received a one-time special payment in the amount of $35,000 due to the consolidation of NASD and NYSE Member Regulation. The amount is reported as other income.

(d) Income Taxes

The results of the Company's operations are included in the United States federal income tax return of the Parent. Income taxes are allocated to the Company using the separate-return method. Income taxes payable of $57,757 and $52,367 are included as a component of amounts due to Parent at September 30, 2008 and 2007, respectively.

(Continued)

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Income Taxes

Income tax expense for the years ended September 30, 2008 and 2007 is as follows:

		2008			2007		
		Federal	State and local	Total	Federal	State and local	Total
Current	$	46,729	11,028	57,757	48,122	4,246	52,368
	$	46,729	11,028	57,757	48,122	4,246	52,368

Income tax expense differs from the amounts computed by applying the United States federal income tax rate of 35% in 2008 and 2007, respectively, to income taxes as a result of the following:

		2008	2007
Computed "expected" income tax expense	$	50,589	49,537
State and local income taxes, net of federal income tax benefit		7,168	2,831
	$	57,757	52,368

There were no temporary differences giving rise to deferred tax assets or liabilities at September 30, 2008, or 2007.

(3) Transactions with the Parent

The Company obtains office facilities and services, which are recognized throughout an overhead charge of $4,200 to the Parent during both 2008 and 2007. The Company is also allocated a portion of professional services obtained through service agreements with the Parent. These charges, which are considered a reasonable estimation of the cost of services provided, represent an allocation of the costs incurred by the Parent to provide such services and are accounted for in accordance with agreements among these parties. These amounts are reported as accounts payable and accrued expenses at September 30, 2008 and 2007. There can be no assurance that such transactions would have occurred under the same terms and conditions with an unrelated party.

(4) Net Capital Requirements

The Company, as a registered broker/dealer in securities, is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1).

As a broker/dealer for customers, the Company is required to maintain "net capital" of $250,000 as defined in Rule 15c3-1. At September 30, 2008, the Company's net capital was $605,001.

FCC INVESTMENTS, INC.
(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Computation of Net Capital under Rule 15c3-1*

September 30, 2008

Aggregate indebtedness:		
Accounts payable – FCStone Group, Inc.	$	61,957
Accrued expenses		11,000
Total aggregate indebtedness	$	72,957
Net capital:		
Stockholder's equity per statement of financial condition	$	627,278
Deduct nonallowable assets		22,277
Net capital	$	605,001
Minimum net capital	$	250,000
Percentage of aggregate indebtedness to net capital		12.06%

* There are no material differences from the Company's computation of net capital as reported on the unadutied Form X-17A-5, Part IIA, as of September 30, 2008. As such, a reconciliation is not required pursuant to Rule 17a-5(d)(4).

See accompanying independent auditors' report.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Determination of Reserve Requirements under Rule 15c3-3

September 30, 2008

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, which requires that the Company, as a broker/dealer, limit transactions to the purchase, sale, and redemption of registered investment companies or of interests or participations in an insurance company separate account. At September 30, 2008, the Company had no required reserve deposit.

See accompanying independent auditors' report.

FCC INVESTMENTS, INC.

(A Wholly Owned Subsidiary of FCStone Group, Inc.)

Information for Possession or Control Requirements under Rule 15c3-3

September 30, 2008

	Fair value	Number of items
Customers' fully paid and excess-margin securities not in the Company's possession or control as of September 30, 2008, for which instructions to reduce to possession or control had been issued as of September 30, 2008, for which the required action was not taken within the time frames specified under Rule 15c3-3	None	None
Customers' fully paid securities and excess-margin securities, for which instructions to reduce to possession or control had not been issued as of September 30, 2008, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3	None	None

See accompanying independent auditors' report.

KPMG LLP
Suite 1000
1000 Walnut Street
Kansas City, MO 64106-2162

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5

The Board of Directors
FCC Investments, Inc.:

In planning and performing our audit of the financial statements of FCC Investments, Inc. (the Company) as of and for the year ended September 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principals such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
November 26, 2008

END